UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

TechCare Corp.
(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-168527

(Check One): [  ]Form 10-K [  ] Form 20-F [  ]Form 11-K [X] Form 10Q [  ] Form N-SAR [ ]

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

TechCare Corp.
23 Hamelacha Street, Park Afek, Rosh Ha'ain, 4809173 Israel
Address of Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant's quarterly report on Form 10-Qfor the period ended March 31, 2017 could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its financial statements and the filing of its annual report on Form 10-K for its year ended December 31, 2016, which was filed on May 10, 2017. As noted in Part IV below, the Registrant anticipates that there will be changes in results of operations from the corresponding period in the prior fiscal year that will be reflected by the earnings statements to be included in the quarterly report on Form 10-Q. The Registrant anticipates having larger losses in Q1 2017 when compared to Q1 2016. The Registrant has suffered recurring losses from operations and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Further, the Registrant's annual report on Form 10-K for the year ended December 31, 2016 contained a restatement of the 2015 financial statements and reported that as of December 31, 2016, the Registrant had material weaknesses in its internal control over financial reporting in respect of disclosures and procedures related to its financial statement close process and segregation of duties. The Registrant will not remediate these material weaknesses before the filing of the Form 10-Q.The Company does not expect to file the Form 10-Q within the prescribed time period; however, the Company will file its Form 10-Q as soon as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Zvi Yemini, CEO
(Name)
+(972) 3 750 3060
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

The Registrant anticipates that it will have larger losses compared to the prior period as a result of increased costs associated with completing the development of its product. The Registrant cannot give a reasonable estimate at this time of the change from the prior period as it is still in the preparation phase of its financial statements due to the fact that the Registrant has a relatively small finance team.

____________________________________________________

TechCare Corp.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Zvi Yemini, CEO
Date: May 15, 2017
By /s/ Zvi Yemini